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MoMo West, LLC
Form C-AR - Annual Report
For Fiscal Year Ended: December 31, 2025

1. Business Overview

MoMo West, LLC operates Japanese hot pot restaurants under the MoMo Paradise brand in Southern California. Locations include
Rowland Heights, Torrance, Arcadia, and Irvine.

The company focuses on all-you-can-eat shabu-shabu and sukiyaki dining, combining traditional Japanese techniques with a modern restaurant format.

The company completed a Regulation Crowdfunding offering through SMBX to support business operations and working capital.

2. Use of Proceeds

Proceeds from the crowdfunding offering were used to support operations, equipment and furniture, inventory, staff wages, marketing, and general working capital.

A portion of the proceeds was used to support the Irvine location, which operates under an affiliated entity, MoMo West Irvine LLC.

3. Management Discussion

During the fiscal year ended December 31, 2025, the company generated total revenue of approximately 9088419 dollars.

The business experienced a decline in sales compared to the prior year due to reduced consumer demand and increased competition.

Cost of goods sold was approximately 2402844 dollars, representing about 26.4 percent of total revenue.

Labor costs remained a significant component of expenses, particularly following the transition from a service charge model to a traditional tipping structure.

The company reported a net loss of approximately 1060547 dollars for the year.

The net loss was significantly impacted by a one-time non-cash expense related to the closure of an underperforming location, resulting in a loss on disposal of assets.

Excluding this non-recurring item, operating performance was more consistent with prior periods but continued to reflect margin pressure from rising labor and occupancy costs.

Occupancy costs, including rent, increased during the year, and utilities and other operating expenses also rose due to inflation.

Management has taken steps to reduce costs, improve efficiency, and focus on higher-performing locations.

4. Financial Information

Total Revenue: 9088419
Cost of Sales: 2402844
Net Loss: -1060547
Total Assets: 3968401
Total Liabilities: 3362442
Total Equity: 605932

5. Notes

The financial information has been prepared internally by management based on company records for the fiscal year ended
December 31, 2025.

These financial statements have not been audited or reviewed by an independent certified public accountant.

The company operates in the restaurant industry and is subject to risks including fluctuations in demand, food and labor cost increases, lease obligations, and general economic conditions.

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